

September 28, 2011

Via E-mail
Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re: China SHESAYS Medical Cosmetology Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Filed August 2, 2011**
> **Form 10-Q/A for the Period Ended March 31, 2011**
> **Filed August 2, 2011**
> **File No. 333-144888**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business

PRC Structure, page 3

1. Please expand your disclosure in your Business section and MD&A to disclose that you and BOAN have never received any service fees from your operating company. \

2. In the "Liquidity and Capital Resources" section of your Form 10-K/A filed on August 2, 2011, you disclose that if there is extra expense occurred and needs to be paid during the period, you can borrow from SHESAYS to settle such amount. Please disclose which agreement provides for this or if this is an oral agreement between the parties. Please

also expand your disclosure to describe any obligations or limitations on the borrowing. For example, is there a maximum amount that you can borrow?

Competition, page 7

3. Under "management advantage", you disclose that your senior management is comprised of various experts. Please provide us with support for your belief that such persons are "experts." Alternatively, please delete your reference to experts.

Form 10-K/A for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009
Revenues

4. Please provide us proposed disclosure to be included in future periodic reports quantifying the number of customers, for the periods presented, in places where you attribute the increase in revenues to increase in customers. This also applies to your disclosure in the Form 10-Q for the period ended March 31, 2011. Additionally, please further explain the disproportionate increase in cost of revenue for cosmetic surgery services in comparison to the revenue increase.

Liquidity and Capital Resources

5. Please provide us proposed disclosure to be included in future periodic reports indicating the nature of all restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity. Specifically address the following:

    •   If any of your wholly-owned foreign enterprise operating subsidiaries incurs debt on its own behalf, whether the instruments governing the debt may restrict their ability to pay dividends or make other distributions to the Company; and

    •   Whether net income set aside to fund specific reserves (i.e. mandatory contributions to employee funds, and the statutory surplus fund) in accordance with PRC laws and regulations by your PRC operating subsidiaries are distributable as cash dividends. If such amounts are not distributable as cash dividends, please quantify the amount of the restrictions.

Operating Activities

6. Please tell us why the change in inventories and other current assets and prepaid expenses as discussed here does not agree to the amounts reflected on the statement of cash flows.

Critical Accounting Policies

Variable Interest Entities

7. Please provide us proposed disclosure to be included in future periodic reports stating whether the equity pledge agreements have been registered with a governmental authority in accordance with Chinese regulations. If these agreements have not been registered, please disclose the risks and uncertainties surrounding this agreement and the potential impact to your financial statements.

Notes to the Financial Statements

1. Summary of Significant Accounting Polices and Organization

(A) Organization, page 6

8. Please provide us proposed disclosure to be included in future periodic reports that removes the reference to the entities being under common control, as prior to the consummation of the Restructuring Agreements on April 27, 2010, the entities did not did not meet the definition of common control. Refer to EITF 02-05.

(I) Revenue Recognition

Cash Coupons, page 10

9. Please provide us proposed disclosure to be included in future periodic reports clarifying whether coupons were issued in 2009.

4. Private Placement

Securities Purchase Agreement, page 15

10. Based on your disclosure on page 20, it appears you are accounting for the guarantees under ASC 450. Please address the following:

- Why you believe ASC 460-10-15-7i is not applicable to Guarantee B;

- Whether the warranties are considered a derivative under ASC 815-10-15-83; and

- Whether the warranties are freestanding or embedded, and how you derived your conclusion.

As the provisions of the agreement indicate that either provision could trigger the payments, please evaluate each guarantee separately.

Form 10-Q/A for the Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Three Months Ended March 31, 2011, Compared to the Three Months Ended March 31, 2010:

Cost of Revenue

11. Please provide us proposed disclosure to be included in future periodic reports indicating the cost of revenues for each cosmetology category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Attorney Advisor at (202) 551-3674 or Jennifer Riegel, Attorney Advisor at (202) 551-3383 with questions on other comments. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief